                                                                    Exhibit 20.1

FOR IMMEDIATE RELEASE

          SCC COMMUNICATIONS CORP. RELEASES EARNINGS GUIDANCE FOR 2001

              COMPANY PROJECTS 2001 REVENUE GROWTH OF 30% TO 40%,
                          PROFITABILITY BY 4TH QUARTER

BOULDER, CO (March 13, 2001) - SCC Communications Corp. (NasdaqNM: SCCX), a leading provider of data processing and data management services to the telecommunications industry, today announced its financial guidance for 2001.

SCC anticipates continued top-line growth in 2001, projecting revenues to increase between 30 percent and 40 percent, ranging between $56 million and $60 million. Further, the Company projects sequential quarterly bottom-line improvements beginning in the second quarter of 2001, with profitability emerging in the fourth quarter of 2001.

"While most of the tech sector is seeing significant declines in revenue growth and profitability, demand for SCC's products and services continues with little abatement," said George Heinrichs, SCC's chairman and CEO. "Our target customer base - both within and surrounding the telecommunications industry - looks to SCC for its expertise in accurate, high-volume, mission-critical data processing and real-time transaction services."

Meanwhile, the Securities and Exchange Commission implemented its Staff Accounting Bulletin No. 101 (SAB 101) in the fourth quarter of 2000, which requires revenue recognition for up-front customer/contract fees to be spread over the life of a contract. Adoption of SAB 101 will have a measurable impact on SCC's financial results. As a result, SCC's projected financial performance for 2001 reflects lower numbers than previously published Wall Street consensus estimates. However, these lower numbers are not attributable to reduced demand but rather to the impact of SAB 101.

"Historically, up-front nonrecurring engineering and enhancement fees, which SAB 101 now requires to be amortized over the life of each customer's contract, have ranged between 15 percent and 20 percent each year," explains Michael Dingman, SCC's chief financial officer. "The impact of spreading these one-time, initial revenues over a period that could be as long as five years has, in effect, tempered our reportable revenue growth and profitability for fiscal 2001. However, this accounting change has no impact on our cash flow," added Dingman.

The Company's projections are exclusive of its planned acquisition of Lucent Public Safety Systems, Inc. Upon completion of this acquisition transaction, SCC will revise its projections accordingly.

CORPORATE PROJECTIONS

SCC's expectations for first quarter-2001 revenue range between $12 million and $13 million. The Company's expectations for fiscal 2001 revenue range between $57 million and $60 million, representing an expected increase of between 32 percent and 39 percent over 2000. Gross margins are expected to be in the range of 22 percent to 25 percent in the first quarter 2001, and 30 percent to 32 percent for the year 2001.

Sequential quarterly top-line revenue projections are expected to increase between 9 and 11 percent beginning in Q2 of 2001.

The adoption of SAB 101 results in a net income per share deferral of between $0.55 and $0.66 for fiscal 2001. The SAB 101 effect in Q1 coupled with increases in up-front costs for accelerated wireless deployment, results in projected earnings per share for Q1 ranging from a negative $0.36 to $0.30 per share. For fiscal 2001 the Company expects earnings per share to range from a negative $0.80 to $0.75.

Q4-2001 earnings per share projections range from a positive $0.01 to $0.04.

ILEC BUSINESS SEGMENT

SCC's expectations for its ILEC (incumbent local exchange carrier) business unit's first quarter-2001 revenue range between $7 million and $7.5 million. The Company's expectations for the ILEC business unit's fiscal 2001 revenue range between $30 million and $31 million, representing an expected increase of between 4 percent and 8 percent over 2000. ILEC gross margins are expected to be in the range of 34 percent to 37 percent in the first quarter 2001, and 35 percent to 37 percent for the 2001 year.

CLEC BUSINESS SEGMENT

SCC's expectations for its CLEC (competitive local exchange carrier) business unit's first quarter-2001 revenue range between $2.4 million and $2.7 million. The Company's expectations for the CLEC business unit's fiscal 2001 revenue range between $10.5 million and $11.5 million, representing an expected increase of between 49 percent and 57 percent over 2000. CLEC gross margins are expected to be in the range of 49 percent to 51 percent in the first quarter 2001, and 49 percent to 51 percent for the 2001 year.

WIRELESS BUSINESS SEGMENT

SCC's expectations for its Wireless business unit's first quarter- 2001 revenue range between $1.6 million and $1.8 million. The Company's expectations for the Wireless business unit's fiscal 2001 revenue range between $9.5 million and $11.5 million, representing an expected increase of between 126 percent and 174 percent over 2000. Wireless gross margins are expected to be in the range of negative 35 percent to negative 39 percent in the first quarter, and positive 2 percent to positive 10 percent for the year.

DIRECT BUSINESS SEGMENT

SCC's expectations for its Direct business unit's first quarter- 2001 revenue range between $1 million and $1.2 million. The Company's expectations for the Direct business unit's fiscal 2001 revenue range between $5.6 million and $6.2 million, representing an expected increase of between 93 percent and 114 percent over 2000. Direct gross margins are expected to be in the range of negative 62 percent to negative 56 percent in the first quarter 2001, and negative 5 percent to zero percent for the 2001 year.

CASH FLOW

SCC ended the year with $12 million in cash and marketable securities. Management expects that funding needs for basic operations will be met through cash on hand, expected operating cash flow and available equipment lease financing.

ABOUT SCC COMMUNICATIONS CORP.

SCC Communications Corp. (NasdaqNM: SCCX) is a leading provider of mission-critical data processing and management services, notification technologies and supporting services to wireless and wireline telecommunications companies and public safety organizations. For more than 20 years, SCC has successfully served carriers ranging from large local exchange companies to small independent telephone companies across the United States. As the leading provider of 9-1-1 data processing and transaction services to wireline and wireless carriers, our customer solutions have evolved rapidly to include turnkey location- specific data and related applications, unequaled notification systems and Internet-based communications. Today, SCC provides connectivity and data services to incumbent local exchange carriers (ILECs), competitive local exchange carriers (CLECs), integrated communications providers (ICPs) and wireless carriers in the United States. SCC provides services to 21 leading wireless telecommunications carriers and 41 leading wireline telecommunications carriers. SCC currently manages the records for more than 100 million wireline and wireless telephone subscribers, including 5.4 million CLEC subscribers and more than 3.7 million revenue-generating wireless subscribers. The company also develops innovative, value-added information technology systems and software products for the location-based services market. To receive SCC press releases and company updates via e- mail, please register at the company's Web site: http://www.scc911.com

The matters discussed in this press release include forward- looking statements that involve a number of risks and uncertainties. Actual results may vary significantly from the SCC's expectations based on a number of factors, including (1) lengthy sales cycles associated with SCC's services and products,
(2) SCC's reliance on large contracts from a limited number of significant customers, (3) rate of adoption of 9-1-1 technology by wireless carriers and other potential customers, (4) continuing rapid change in the telecommunications industry that may affect both SCC and its customers, (5) continuing demand for SCC's services and products, (6) market acceptance of new products and services introduced by the Company, (7) SCC's ability to accurately predict its costs related to new products, and (8) additional factors described in SCC's Form 10-Q for the quarter ended Sept. 30, 2000.


CONTACT:
Michael D. Dingman, Jr.,
Chief Financial Officer
SCC Communications Corp.
303-581-5716